Exhibit 99.1

YAMANA GOLD ANNOUNCE FILING OF TECHNICAL REPORT FOR THE CANADIAN MALARTIC MINE

TORONTO, ONTARIO, August 14, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) has today announced the filing of a technical report in respect of the Canadian Malartic mine.  Yamana and Agnico Eagle Mines Limited (“Agnico Eagle”) each acquired their respective 50% interests in the mine as part of the joint acquisition of Osisko Mining Corporation, which was completed on June 16, 2014.  The mine is held through the Canadian Malartic General Partnership, and is operated under a joint management committee.

In a separate news release issued yesterday, Yamana provided highlights on the updated Canadian Malartic mineral reserves and mineral resources.  The technical report filed today supports the scientific and technical disclosure in that news release and has an effective date of June 15, 2014.  The technical report is available at www.sedar.com under the SEDAR profiles of both Yamana and Agnico Eagle.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com